

02006944

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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SEC FILE NUMBER
8- 46500

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

647 FRANKLIN AVENUE
(No. and Street)

GARDEN CITY	NEW YORK	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK EISENBERG — 516-374-0002
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS & COMPANY, L.L.C.
(Name — *if individual, state last, first, middle name*)

HIGH RIDGE COMMONS, SUITES 400-403, 200 HADDONFIELD BERLIN RD., GIBBSBORO, NJ 08026
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 26 2002 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MARK EISENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION SECURITIES, INC., as of DECEMBER 31, 2001, 19XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



DAVID KAUFMAN
Notary Public, State of New York
No. 4990429
QUALIFIED IN NASSAU COUNTY
My Commission Expires 12/30/2001

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISION SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001

CONTENTS

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Vision Securities, Inc.
Huntington, New York

We have audited the accompanying statement of financial condition of Vision Securities, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vision Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bagell, Josephs & Company, L.L.C.
Bagell, Josephs & Company, L.L.C.
Gibbsboro, New Jersey
February 17, 2002

VISION SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Assets	
Cash and cash equivalents	$ 2,184
Due from clearing broker	134,675
Securities owned, at market value	21,992
Other assets	5,195
TOTAL ASSETS	$ 164,046

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 27,139
TOTAL LIABILITIES	27,139
Stockholders' Equity	
Common stock, No Par Value, 200 shares authorized, 5 shares issued and outstanding	4,500
Additional paid-in capital	258,530
Deficit	(118,623)
Treasury stock, at cost	(7,500)
Total Stockholders' Equity	136,907
Total Liabilities and Stockholders' Equity	$ 164,046

The accompanying notes are an integral part of the financial statements.

VISION SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING REVENUES	
Commissions and fee income	$ 78,241
OPERATING EXPENSES	
Compensation, payroll taxes and benefits	45,610
Clearing services	27,788
Professional fees	25,906
Compliance expenses	15,282
Office administration and expenses	2,776
Insurance	866
Total Operating Expenses	118,228
LOSS BEFORE OTHER INCOME (EXPENSES)	(39,987)
OTHER INCOME (EXPENSES)	
Interest and dividend income	4,212
Consulting income	44,000
Consulting expense	(41,700)
Other income	15,721
Total Other Income (Expenses)	22,233
NET LOSS	$ (17,754)

The accompanying notes are an integral part of the financial statements.

VISION SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	(Deficit)	Treasury Stock	Total
BALANCE, DECEMBER 31, 2000	$ 4,500	$ 280,693	$ (100,869)	$ (7,500)	$ 176,824
NET LOSS	-	-	(17,754)	-	(17,754)
PROPERTY DIVIDEND DISTRIBUTION	-	(20,210)	-	-	(20,210)
CASH DIVIDEND DISTRIBUTION	-	(1,953)	-	-	(1,953)
BALANCE, DECEMBER 31, 2001	4,500	258,530	(118,623)	(7,500)	136,907

The accompanying notes are an integral part of the financial statements.

VISION SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (17,754)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	-
Changes in assets and liabilities:	
(Increase) in due from clearing broker	(77,440)
Decrease in other assets	963
Increase in accounts payable and accrued expenses	19,244
(Decrease) in payroll tax liabilities	(14,498)
Total adjustments	(71,731)
Net cash used in operating activities	(89,485)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net proceeds of securities owned	93,622
Net cash provided by investing activities	93,622
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(1,953)
Net cash used in financing activities	(1,953)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,184
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,184
SUPPLEMENTARY DISCLOSURE OF NON-CASH ACTIVITY:	
Distribution of investments in non-marketable securities to the Parent company	$ 13,700
Distribution of fixed assets - net to the Parent company	4,038
Distribution of other assets to the Parent company	2,472
Total	$ 20,210

The accompanying notes are an integral part of the financial statements.

VISION SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Vision Securities, Inc. (the "Company") was incorporated in the State of New York in 1993. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"), and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company operates out of two locations; Garden City and Lawrence, New York. The Company merged with Lantern Investments in July, 1999

The Company on May 10,2001 entered into a branch office agreement with GCG Holdings, Inc ("GCG").

There is a pending stock purchase agreement dated May 10, 2001 between Lantern Investments, Inc. and GCG Holdings, Inc. for the sale of Vision Securities, Inc. to GCG Holdings, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company did not have cash or cash equivalent balances at risk.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income tax expense is computed on the pretax income for federal and state tax purposes based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

Fair Value of Financial Instruments

The carrying amount reported in the consolidated statement of financial condition for cash and cash equivalents, securities owned, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for the loan payable approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

NOTE 3 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from the Company's clearing broker as reflected on the statement of financial condition as of December 31, 2001:

Commissions receivable	$ 2,804
Credit balances in the trading accounts	56,829
Good faith deposits	75,042
	$ 134,675

VISION SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001

NOTE 4- **SECURITIES OWNED**

Investments in marketable securities are valued at market, and consist of the following at December 31, 2001:

U.S. Government Obligations	$ 1,108
Equities	20,884
	$ 21,992

NOTE 5- **REGULATORY NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had regulatory net capital of $128,535 and a minimum regulatory net capital requirement of $100,000.

NOTE 6- **COMMITMENTS AND CONTINGENCIES**

Concentrations of Credit Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer/and or other counter-party with which it conducts its business.

As of December 31, 2001 there were no significant customer accounts having unsecured debit balances that presented any risk.

NOTE 7- PROVISION FOR INCOME TAXES

There was no provision for income taxes at December 31, 2001 since the Company has available net operating loss carryforwards. The Company's policy was not to book deferred income tax benefits since it was not known if they would be utilized. As a conservative approach the Company offsets any potential deferred tax benefit with a 100% valuation allowance.

SUPPLEMENTAL

INFORMATION

VISION SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C-3-1 AND STATEMENT PURSUANT TO RULE 17A-5(D)(4)
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity from Statement of Financial Condition	$ 136,907
Less: Nonallowable assets	(5,195)
Net capital before haircuts and undue consideration	131,712
Less: Haircuts on securities	(3,177)
Net capital	$ 128,535
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED	
Minimum net capital required: 6-2/3 of $27,176 pursuant to Rule 15c3-1	$ 1,813
Minimum dollar net capital requirement of reporting broker/dealer	$ 100,000
Minimum net capital requirements of broker/dealer	$ 100,000
EXCESS NET CAPITAL	$ 28,535
AGGREGATE INDEBTEDNESS	$ 27,139
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	21.11%

STATEMENT PURSUANT TO RULE 17A-5(d)(4)

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 148,711
Audit adjustments to record additional liabilities	(20,176)
Net capital per above	$ 128,535
Aggregate indebtedness originally reported	$ 6,963
Audit adjustment to record liabilities	20,176
Aggregate indebtedness per above	$ 27,139
Ratio of aggregate indebtedness to net capital originally reported	4.68%
Ratio of aggregate indebtedness to net capital per above as a result of audit adjustment to record additional liabilities	21.11%

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Vision Securities, Inc.
Huntington, New York

In planning and performing our audit of the financial statements and supplemental schedules of Vision Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(ii) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MEMBER OF: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 17, 2002